300 Drakes Landing Road #172 Greenbrae, CA 94904 Land: (415) 747 8698 Fax: (415) 747 8979 main@osmiumpartners.com www.osmiumpartners.com

Dear Leaf Directors,

Our primary focus of running a proxy contest was to push for additional highly qualified board members and to pursue a sale of the company. Given Leaf's press release from April 15th of exploring a sale and adding Lanny Baker to the board, we are cautiously optimistic that the board is listening to their owners. Given this progress, Osmium has chosen to not run a proxy contest for Leaf Group for 2019 annual meeting.

  We think Lanny Baker will make an excellent addition to Leaf's Board. We have a longstanding relationship with Lanny as we were one of the largest shareholders in Zip Realty (ZIPR) while he was CEO. Zip Realty sold for approximately +135% premium to market. GCA Advisors, LLC was the advisor on the Zip Realty transaction. We are encouraged that both GCA and Lanny are on the same team to explore undertaking a sale process at Leaf Group.

  We are also pleased to see that other "significant stockholders" supported our point of view: "Also during March and April 2019, the Company and its advisors had discussions with the Company's significant stockholders to understand their views on the Company its business, strategy and prospects and certain governance matters.  In these discussions, certain stockholders informed the Company that they believed that the Company should explore strategic alternatives, including a potential sale of the Company. The results of these discussions were shared with the Board.  In a series of meetings, the Board discussed the Company's business strategies and prospects, as well as whether the Company should explore strategic alternatives and whether to it should publicly announce that it would explore strategic alternatives." (source: Leaf Proxy Statement filed April 15, 2019 page 7)

We will continue to stay highly engaged to see the process through and remain an active Schedule 13D filer on our investment in Leaf Group.

  We continue to take an eyes wide open approach and if needed will publish letters after earnings releases highlighting concerns, successes, and questions.
    Leaf has a staggered board of directors. As is best corporate practice, after the 2019 election, each director should stand for election every year.
    Despite being a sub $200 million market cap, the company does not take buy side questions on their quarterly earnings calls. This is a highly unusual process.

  We will cease our public campaign to create and unlock shareholder value at Leaf Group when the company achieves the following:
    Removes the staggered board and has an annual election for all directors

  Agrees to better transparency by accepting buy-side questions on their quarterly earnings calls
  Agrees to not issue any primary shares of Leaf Group below $14 per share
  Achieves peer growth rates WITH peer profit margins
  Or full sale of company

Sincerely,

John H. Lewis